NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: September 9, 2019

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2019 and the related notes contained therein. In addition, the Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”). The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward‐looking statements. Forward‐looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward‐looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. There can be no assurance that such forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except as required by applicable securities laws, the Company expressly disclaims any obligation to update any forward‐looking statements contained herein or forward‐looking statements that are incorporated by reference herein.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia, Canada and China. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX‐V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

FISCAL 2019 HIGHLIGHTS

∙ Successfully completed the 2018 drill program on the Silver Sand Property. A total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. For details of the 2018 drill program, please review the Company’s news releases dated January 22, 2019 and February 20, 2019;

∙ Expanded the Silver Sand Property by acquiring 100% interest of certain mineral concessions in the adjacent area; and

∙ Entered into a mining production contract (the “MPC”) with La Corporación Minera de Bolivia (“COMIBOL”) to explore and mine the area adjoining the Silver Sand Property. COMIBOL is Bolivia’s state owned mining company in charge of managing certain mineral properties and mining production in Bolivia. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia.

ALCIRA ACQUISITION

On July 20, 2017, the Company, through its wholly‐owned subsidiary New Pacific Investment Corp. Limited, completed its previously announced acquisition of 100% interest in Empresa Minera Alcira S.A. (“Alcira”), a private Bolivian company from its three shareholders (the “Vendors”) pursuant to the terms of a share purchase agreement (the “Agreement”) dated March 28, 2017. Alcira owns seven silver‐ polymetallic mineral properties or ATEs (Special Temporary Authorizations) in Bolivia. The most significant property is the Silver Sand Property, located in the Potosí Department, which has been subjected to some small‐scale, historic mining and was drilled from 2012 to 2015 by Alcira. The other six are early‐stage exploration projects, which have been subjected to limited small‐scale mining or historical drilling.

The Company acquired Alcira for total cash consideration of $57,070,675 (US$45,000,000). As of June 30, 2018, total payments of $50,724,575 (US$40,000,000) were paid to the Vendors. Pursuant to the Agreement, the remaining balance of $6,240,000 (US$5,000,000) is to be paid to the Vendors once Alcira has received certain specified permits and licenses from the Bolivian authorities necessary for mining and milling operations, or once Alcira has commenced commercial production.

The transaction was entered into based on normal market conditions at the amount agreed on by the parties. The transaction did not meet the criteria of a business combination since Alcira lacks the necessary inputs, process, and outputs of being a business; therefore it has been accounted for as an acquisition of assets by the Company. The purchase consideration was allocated to the assets acquired based on their fair values at the date of the acquisition net of any associated liabilities. The only material asset acquired was the mineral property interest of the Silver Sand Property.

To facilitate the funding of its acquisition of Alcira and the exploration on the Silver Sand Property, the Company successfully completed three private placements during the year ended June 30, 2018, raising gross proceeds of $72,334,356 as follows:

On July 17, 2017, the Company closed a private placement to issue a total of 43,521,250 common shares at a price of $1.01 (US$0.80) per share for gross proceeds of $44,099,456.

On July 28, 2017, the Company closed another private placement to issue a total of 1,250,000 common shares at a price of $1.00 (US$0.80) per share for gross proceeds of $1,254,900.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

On November 27, 2017, the Company closed its strategic private placement of units with Pan American Silver Corp. (“Pan American”) for 16,000,000 units and Silvercorp Metals Inc. (“Silvercorp”) for 3,000,000 units at a price of $1.42 per unit for gross proceeds of $26,980,000. Each unit is comprised of one common share of the Company and one half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company for a period of 18 months at an exercise price of $2.10 per common share. On May 22, 2019, Pan American and Silvercorp exercised their warrants and the Company received gross proceeds of $19,950,000.

Total share issuance costs for the above private placements were $1,650,035.

PROJECTS OVERVIEW

1. Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Property. The Silver Sand Property is located in the Potosi Department, Bolivia. The property consists of 17 contiguous concessions totalling 3.15 square kilometres in size. The property is one of the earliest silver discoveries in the district, having been made prior to the discovery of Cerro Rico in the mid‐1500’s. Small‐scale, historic mining is evident from scattered shafts, pits, adits, declines and dumps. The property was explored previously by intermittent surface mapping and sampling, underground sampling and surface core drilling between 2012 and 2015.

Exploration Progress

The Company started the preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced its 2018 drill program on the property. By mid‐December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. On January 22 and February 20, 2019, through two separate news releases, the Company released the results of 195 drill holes that had assay results received and analyzed, of which 190 holes intercepted silver mineralization. In April 2019, the Company commenced the 2019 drill program at the Silver Sand Property. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling. For details of the 2018 and 2019 drill program, please review the Company’s news releases dated January 22, 2019, February 20, 2019, April 25, 2019, June 6, 2019, August 7, 2019, August 20, 2019, August 23, 2019 and August 27, 2019 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com.

For the year ended June 30, 2019, total expenditures of $10,725,924 (year ended June 30, 2018 ‐ $6,553,301) were capitalized under the property for expenditures related to the 2018 and 2019 drill program, site and camp preparation, maintaining a regional office in La Paz, and building a management team and workforce for the property.

As part of the Silver Sand Property’s expansion plan, the Company entered into a mining production contract with COMIBOL in January 2019 to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. While management believes that the MPC will be ratified, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property. For the year ended June 30, 2019, the Company acquired total mineral concessions valued at $2,631,200 (US$2,000,000) by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 of its common shares.

2. Tagish Lake Gold Property

The Tagish Lake Gold Property, covering an area of 254 square kilometres, is located in Yukon Territory, Canada, and consists of 1,510 mining claims with three identified gold and gold‐silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

On September 14, 2012, the Company filed an updated National Instrument 43‐101 (“NI 43‐101”) report for the Skukum Creek, Goddell and Mount Skukum projects. The Company does not intend on conducting any further exploration on the Tagish Lake Gold Property and will examine strategic opportunities for the Tagish Lake Gold Property in accordance with its business strategies and objectives.

Exploration Progress

Since the acquisition of the Tagish Lake Gold Property in December 2010, the Company had one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. The property was on care and maintenance status with a rotating crew of two men on site at all times between the end of exploration work and November 2014. Since November 2014, the camp has been sealed and unmanned. All major onsite equipment items were removed and sold.

3. RZY Silver‐Lead‐Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver‐lead‐zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects including the Company’s RZY project in the region and classified the region as a National Nature Reserve Area.

Subsequent to June 30, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY project to the Qinghai Government for one‐ time cash compensation of $3.8 million (RMB ¥20 million). The process is expected to be completed in Fiscal 2020.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

As at June 30, 2019, the carrying amount of the RZY Project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the compensation less certain estimated costs prior to the closing of the transaction. As a result, the Company recorded an impairment of $779,823 during the year ended June 30, 2019.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand		Tagish Lake	RZY Project	Total
Balance, July 1, 2017	$466,972	$	‐	$4,318,872	$4,785,844
Capitalized exploration expenditures
Reporting and assessment	12,555		‐	‐	12,555
Drilling and assaying	4,273,826		‐	‐	4,273,826
Project management and support	1,646,948		‐	‐	1,646,948
Camp preparation and service	558,177		‐	‐	558,177
Geological surveys	58,336		‐	‐	58,336
Permitting	3,459		‐	‐	3,459
Acquisition premium	50,526,164		‐	‐	50,526,164
Foreign currency impact	2,828,219		‐	169,236	2,997,455
Balance, June 30, 2018	$60,374,656	$	‐	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112		‐	‐	6,978,112
Project management and support	2,980,841		‐	‐	2,980,841
Camp preparation and service	742,163		‐	‐	742,163
Geological surveys	4,170		‐	‐	4,170
Permitting	7,401		‐	‐	7,401
Acquisition of mineral concessions	2,631,200		‐	‐	2,631,200
Other	13,237		‐	‐	13,237
Impairment	‐		‐	(779,823)	(779,823)
Foreign currency impact	(450,362)		‐	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$	‐	$3,534,664	$76,816,082

INVESTMENTS OVERVIEW

1. Bonds

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

The continuity of bonds is summarized as follow:

Amount
Balance, July 1, 2017	$11,404,266
Acquisition	9,895,490
Interest earned	760,195
Loss on fair value change	(1,232,627)
Coupon payment	(726,721)
Disposition	(3,268,298)
Foreign currency translation impact	1,281,721
Balance, June 30, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898

2. Equity Investments

Equity investments represent equity interests of other publicly‐trading or privately‐held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants.

The Company’s equity investments are summarized as follow:

	June 30, 2019	June 30, 2018
Common shares
Public companies	$4,443,963	$5,028,397
Private companies	327,175	329,200
Warrants
Public companies	339,755	401,030
	$5,110,893	$5,758,627

The continuity of equity investments is summarized as follow:

		Accumulated mark‐to‐
		market gain included in net
	Fair value	income
Balance, July 1, 2017	$6,840,394	$4,194,423
Change in fair value	(1,081,767)	(1,081,767)
Balance, June 30, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	‐
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

FINANCIAL RESULTS

Selected Annual Information

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Income (loss) from Investments	$1,532,391	$(1,539,759)	$3,032,548
Income (loss) before other income and expenses	(1,735,316)	(4,643,471)	925,361
Impairment of mineral property interests	(779,823)	‐	‐
Other income (loss)	(57,616)	521,286	429,166
Net income (loss)	(2,572,755)	(4,122,185)	1,354,527
Net income (loss) attributable to equity holders	(2,420,904)	(4,106,450)	1,372,544
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	0.02
Total assets	124,248,395	104,682,200	31,982,526
Total liabilities	2,368,392	1,851,767	406,837

Net loss attributable to equity holders of the Company for the year ended June 30, 2019 was $2,420,904 or $0.02 per share (year ended June 30, 2018 ‐ net loss of $4,106,450 or $0.03 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $1,532,391 compared to loss of $1,539,759 in the prior year; (ii) operating expenses of $3,267,707 compared to $3,103,712 in the prior year; (iii) impairment of mineral property interests of $779,823 on the RZY Project compared to $nil in the prior year; and (iv) foreign exchange loss of $64,491 compared to foreign exchange gain of $470,966 in the prior year.

Income from investments for the year ended June 30, 2019 was $1,532,391 (year ended June 30, 2018 ‐ loss of $1,539,759). Within the income from investments, $77,173 was loss on the Company’s equity investments and $1,514,769 was income from fair value change on bonds and interest earned.

Operating expenses for the year ended June 30, 2019 were $3,267,707 (year ended June 30, 2018 ‐ $3,103,712). The increase in operating expenses was a result of the Company’s increased activity. Items included in operating expenses were as follows:

(i) Consulting fees for the year ended June 30, 2019 were $38,935 (year ended June 30, 2018 ‐ $33,899).

(ii) Filing and listing fees for the year ended June 30, 2019 were $124,904 (year ended June 30, 2018 ‐ $301,950). The filling fees include the base fee and variable fee based on the market capitalization paid to the TSX Venture Exchange in Canada and the OTCQX Best Market in United States. A large portion of the prior year’s filing fees were related to the TSX Venture Exchange’s approval of the Company’s private placement financings and change of business. There was no such activity in the current periods.

(iii) Investor relations expense for the year ended June 30, 2019 was $772,245 (year ended June 30, 2018 ‐ $472,149). The Company participated in more conferences and engaged in more promotional activities during the current year after releasing its 2018 drill program results.

(iv) Professional fees for the year ended June 30, 2019 were $178,200 (year ended June 30, 2018 ‐ $154,812). Professional fees include the Company’s legal and audit fees.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

(v) Salaries and benefits expense for the year ended June 30, 2019 was $930,962 (year ended June 30, 2018 ‐ $907,030).

(vi) Office and administration expense for the year ended June 30, 2019 was $287,964 (year ended June 30, 2018 ‐ $334,329).

(vii) Share‐based compensation for the year ended June 30, 2019 was $922,498 (year ended June 30, 2018 ‐ $881,561).

Impairment of mineral property interest for the year ended June 30, 2019 was $779,823 (year ended June 30, 2018 ‐ $nil). The impairment charge was related to the Company’s RZY Project.

Foreign exchange loss for the year ended June 30, 2019 was $64,491 (year ended June 30, 2018 ‐ foreign exchange gain of $470,966). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and Canadian dollar will impact the financial results of the Company. During the year ended June 30, 2019, the US dollar depreciated by 0.6% against Canadian dollar (from 1.3168 to 1.3087) while in the prior year the US dollar appreciated by 1.5% against Canadian dollar (from 1.2977 to

1.3168).

Selected Quarterly Information

	For the Quarters Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018
Income (loss) from Investments	$(203,178)	$1,552,446	$65,926	$117,197
Income (loss) before other income and expenses	(1,152,707)	424,263	(592,796)	(414,076)
Impairment of mineral property interests	(779,823)	‐	‐	‐
Other income (loss)	(353,416)	(431,470)	1,070,731	(343,461)
Net (loss) income	(2,285,946)	(7,207)	477,935	(757,537)
Net (loss) income attributable to equity holders	(2,141,800)	(359)	473,838	(752,583)
Basic and diluted earnings (loss) per share	(0.01)	(0.00)	0.00	(0.01)
Total assets	124,248,395	106,639,014	109,287,409	104,344,191
Total liabilities	2,368,392	1,164,674	2,663,248	2,034,176

	For the Quarters Ended
	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017
Income (loss) from Investments	$(995,797)	$(35,551)	$68,533	$(576,944)
Income (loss) before other income and expenses	(1,612,419)	(784,444)	(1,162,214)	(1,084,394)
Other income (loss)	408,703	522,055	59,832	(469,304)
Net income (loss)	(1,203,716)	(262,389)	(1,102,382)	(1,553,698)
Net income (loss) attributable to equity holders	(1,199,933)	(258,719)	(1,096,699)	(1,551,099)
Basic and diluted earnings (loss) per share	(0.01)	(0.00)	(0.01)	(0.01)
Total assets	104,682,200	110,303,928	107,659,523	81,767,069
Total liabilities	1,851,767	7,490,556	6,637,827	6,720,574

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in operating activities for the year ended June 30, 2019 was $2,518,692 (year ended June 30, 2018 – $825,654).

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Cash used in investing activities for year ended June 30, 2019 was $4,367,343 (year ended June 30, 2018 – $59,317,066). Cash flows used in investing activities were mainly impacted by the following: (i) capital expenditures for mineral properties and plant and equipment of $12,401,030 on the Silver Sand Property compared to $6,855,849 in the prior year; (ii) proceeds of $9,123,643 from the disposal and coupon payments of bonds and equity investments compared to the net spending of $5,900,471 from the purchase of bonds in the prior year; and (iii) payment of $45,858,200 for the Alcira acquisition in the prior year.

Cash provided by financing activities for year ended June 30, 2019 was $20,140,534 (year ended June 30, 2018 – $71,609,470). Cash flows from financing activities were mainly impacted by the following: (i) $190,534 in proceeds from stock option exercises compared to proceeds of $925,149 in the prior year; (ii) $19,950,000 in proceeds from warrants exercised by Pan American and Silvercorp; and (iii) $70,684,321 was raised through the three private placement financings (net of share issuance costs) in the prior year.

2. Liquidity and Capital Resources

As at June 30, 2019, the Company had working capital of $37,089,557 (June 30, 2018 – $31,120,796), comprised of cash and cash equivalents of $27,849,961 (June 30, 2018 ‐ $14,604,113), bonds of $10,942,898 (June 30, 2018 ‐ $18,114,026) and other current assets of $401,970 (June 30, 2018 ‐ $254,424) offset by current liabilities of $2,105,272 (June 30, 2018 ‐ $1,851,767). Management believes that the Company has sufficient funds to support its normal exploration and operating requirement on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. Management believes that the Company has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2019 and June 30, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$	‐	$	‐	$27,849,961
Bonds	10,942,898		‐		‐	10,942,898
Common shares(1)	4,443,963		‐		327,175	4,771,138
Warrants	‐		339,755		‐	339,755

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2018
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$14,604,113	$	‐	$	‐	$14,604,113
Bonds	18,114,026		‐		‐	18,114,026
Common shares(1)	5,028,397		‐		329,200	5,357,597
Warrants	‐		401,030		‐	401,030

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2019 and June 30, 2018, respectively.

There were no transfers into or out of Level 3 during the year ended June 30, 2019.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2019, the Company had a working capital position of $37,089,557 and sufficient cash resources to meet the Company’s short‐term financial liabilities and its planned exploration expenditures on the Silver Sand Property for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

	June 30, 2019			June 30, 2018
	Due within a year		2 years	Total	Total
Trade and other payables	$1,621,403	$	‐	$1,621,403	$1,827,350
Due to a related party	89,189		‐	89,189	24,417
Payable for mineral property acquisition	394,680		263,120	657,800	‐
	$2,105,272		$263,120	$2,368,392	$1,851,767

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	June 30, 2019		June 30, 2018
United States dollars	$17,615,304		$21,339,583
Bolivianos	191,204		935,163
Chinese RMB	191,645		211,474
Financial assets in foreign currency	$17,998,153		$22,486,220
United States dollars	$1,330,481	$	‐
Bolivianos	‐		1,493,607
Chinese RMB	4,258		84,939
Financial liabilities in foreign currency	$1,334,739		$1,578,546

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. Dollar against the CAD would have increased (decreased) net income by approximately $163,000.

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $1,900.

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,900.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company is exposed to credit risk primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2019, the Company had a receivables balance of $259,600 (June 30, 2018 ‐ $181,884).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $510,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non‐interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	June 30, 2019	June 30, 2018
Silvercorp Metals Inc.	$89,189	$24,417

(a) Silvercorp has two common directors and two officers with the Company and shares office space and provides various general and administrative services to the Company. For the year ended June 30, 2019, the Company recorded total expenses of $304,561 (year ended June 30, 2018 ‐ $351,280) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2019 and 2018 are as follows:

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

	Years ended June 30,
	2019	2018
Directors' compensation	$532,445	$580,625
Key management compensation	1,424,513	1,118,442
	$1,956,958	$1,699,067

OFF‐BALANCE SHEET ARRANGEMENTS

The Company does not have any off‐balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the accompanied audited consolidated financial statements for the year ended June 30, 2019.

Management has identified: (a) Impairment of mineral property interests, and (b) Share‐based payments as the critical estimates for the following discussion:

(a) Impairment of mineral property interests

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long‐term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and in‐situ value of the property. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash‐generating units. Fair value or value in use is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

(b) Share‐based payments

The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black‐Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black‐Scholes option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING CHANGES

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 – Leases and IFRIC 4 – Determining whether an arrangement contains a lease. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non‐lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on‐balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short‐term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has reviewed its existing contracts and determined that the application of IFRS 16 will have no material impact on its financial statements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 142,763,812 common shares with a recorded value of $150.5 million. Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options
Outstanding	Exercise Price $	Expiry Date
1,567,500	0.55	October 31, 2021
1,796,667	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,955,000	2.15	February 21, 2024
100,000	2.30	April 23, 2024
5,619,167	$1.37

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form, which is available on SEDAR at www.sedar.com. In addition, please refer to the Financial Instruments section for the analysis of financial risk factors.

Management’s Discussion and Analysis	Page 14